UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 10, 2012

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated December 10, 2012, announcing STMicroelectronics’ new strategic plan.

PR No. C2701C

STMicroelectronics Announces New Strategic Plan

●	New vision and strategy; focus on five growth drivers
●	Decision to exit ST-Ericsson after a transition period
●	New financial model targeting 10 percent or more operating margin

Geneva, December 10, 2012 – STMicroelectronics (NYSE:STM), a global semiconductor leader serving customers across the spectrum of electronic applications, announced today its new strategic plan. The plan is the outcome of a strategic review started more than a year ago, as the company saw major changes in the dynamics of the wireless market.

“Today we are announcing the new ST, aligned with the new market environment,” said Carlo Bozotti, President and CEO of ST. “Based on that, we have made the decision to exit ST-Ericsson after a transition period. We will continue to support ST-Ericsson as their supply-chain partner, advanced process-technology partner and application-processor IP provider.”

“Our new strategy is centered on leadership in sense and power and automotive products, and in embedded-processing solutions,” continued Bozotti. “Our specific focus is on five product areas: MEMS and sensors, smart power, automotive products, microcontrollers, and application processors including digital consumer. These families are expected to experience solid growth rates driven by secular trends and fit extremely well with our market-leading positions and competitive advantages. Our innovative products in these areas combined with our world-class technology and manufacturing, bring us even more opportunities to significantly grow and gain market share.

“The new ST will be more focused, leaner and better positioned to deliver value to our customers and our shareholders, targeting to rapidly achieve operating margins of 10 percent.”

New strategy

The company’s new strategy is based on two product-segment organizations: Sense & Power and Automotive Products; and Embedded Processing Solutions.

ST will build on its leading position in Sense & Power, which includes MEMS and sensors, power discrete and advanced analog products, and in Automotive Products, from powertrain to safety, and from body to infotainment.

In Embedded Processing Solutions the company will focus on the core of the electronics systems rather than on wireless broadband access. The Embedded Processing Solutions segment includes microcontrollers, imaging products, digital consumer products, application processors and digital ASICs.

In line with the new financial model, the company expects both product segments to be profitable and to generate cash. In particular, Embedded Processing Solutions will turn to profitability leveraging on a stronger product and technology focus, expanded customer base and manufacturing synergies between microcontrollers and digital products.

ST will address an estimated $140 billion market* in 2013 and has significant potential to grow and gain market share.

“The opportunities in this industry are extremely exciting,” said Bozotti. “As semiconductors continue to be more pervasive, we see a world where ST products are everywhere microelectronics make a positive contribution to people’s lives. With our new strategic plan, we will grow faster, be more profitable and overall become an even stronger company.”

ST-Ericsson

As a consequence of the major changes that occurred in the dynamics of the wireless market, ST has taken the decision to exit ST-Ericsson after a transition period and is currently in negotiations on exit options. This disengagement process has started, with the transition expected to end during the third quarter of 2013. While no further details can be provided at this time, any option taken will be in line with the new financial model as presented by ST today.

ST will continue to support ST-Ericsson as its supply-chain partner, advanced process-technology partner (FD-SOI) and application-processor IP provider.

ST continues to pursue significant growth opportunities in wireless through its leading product portfolio.

Financial model

ST is targeting an operating margin of 10 percent or more. In order to achieve the new financial model, ST expects to reduce quarterly net operating expenses to an average quarterly rate in the range of $600 million to $650 million by the beginning of 2014.

Forward-looking information

This Press Release contains statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended). These statements include expectations regarding our new strategic plan, including expected benefits, future financial and operating results and other statements regarding events or developments that we believe or anticipate will or may occur in the future. These statements are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from the forward-looking statements contained in this Press Release. Such risks and uncertainties include the continuing difficult macro-economic and industry conditions and trends in the semiconductor sector and the other risks detailed in our filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially which could have a material adverse effect on our business and/or financial condition. We do not intend, and do not assume any obligation, to update any forward-looking statements set forth in this Press Release.

STMicroelectronics Webcast information

The press release will be available immediately after publication on the Company’s website at www.st.com.
__________
(*) source: WSTS November 2012 forecast

The management of STMicroelectronics will conduct a conference call on December 10, 2012 at 9:00 a.m. Central European Time / 3:00 a.m. U.S. Eastern Time, to discuss the new strategic plan, followed by a Q&A session.

A live webcast of the conference call will also be available via the Internet by accessing http://investors.st.com

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2011, the company’s net revenues were $9.73 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: December 10, 2012	By:	/s/ Mario Arlati

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer